 Gmail

Dahlia Eisenberg <dahlia@vegpal.app>

Test - Own a piece of Vegpal! 💰💝

Vegpal App <hello@vegpal.app>
Reply-To: hello@vegpal.app
To: dahlia@vegpal.app

Tue, Apr 5, 2022 at 3:17 PM

Hey Vegpal community!

We're excited to announce that we are launching a crowd-funding campaign, to help us reach our goals of growing this platform, and being a digital home for the vegan community.

When you contribute to this campaign, you have the opportunity to **own a piece of Vegpal!** : **https://wefunder.com/vegpal**

By investing as little as $100, you become an official Vegpal investor, and are guaranteed a portion of equity in the future.

We also have some extra perks offered for larger contributions such as:

$500 - **Lifetime Vegpal Premium Membership**

$1000 - **Lifetime Vegpal Premium Membership + Vote on company decisions**

$2,000 - **Lifetime Vegpal Premium Membership + Vote on company decisions + Opportunity to be on Vegpal founders meeting to make suggestions**

$5,000 - **Lifetime Vegpal Premium Membership + Vote on company decisions + Opportunity to be on Vegpal founders meeting to make suggestions + Opportunity to attend quarterly investor calls**

We want to build this community WITH YOU. Being an investor allows you to own a piece of Vegpal and also play an active role in the decision making.

We envision a world where the vegan community can easily interact, build supportive networks, and connect. When vegans come together and support each other, that's how we win. And that's what we hope to build with your help, on Vegpal.

Thank you for taking part in our mission to empower the vegan community. Join us, and build the future with us.

Love,

Vegpal Team

Vegpal App

437 Lincoln Ave, PO Box 1437, Saugus, MA 01906

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Dahlia Eisenberg <dahlia@vegpal.app>

Test - What's New at Vegpal! 🥳

Vegpal App <hello@vegpal.app>   Wed, Apr 13, 2022 at 5:18 PM
Reply-To: hello@vegpal.app
To: dahlia@vegpal.app

Hey there!

I'm excited to give you some updates on what's new here at Vegpal this month!

First of all, in response to members requests, we shortened the pause time, from 10 hours to 5 hours! 🎉 I hope this makes for a more enjoyable experience for everyone!

Last weekend I attended the Vegan Women's Summit in Los Angeles, which was like entering vegan paradise! To be honest, I was a bit nervous beforehand: such a big event, so many people- and I've been so cooped up in my apartment for the past 2 years that I wasn't sure if I still had any social skills. 😅

But as soon as I stepped into the big line at the entrance, among hundreds of vegan women, I felt like I was home. Everyone in attendance was kind, welcoming and wanting to support one another. There was no 'competition' in the air. Just collaboration. It seemed like everyone wanted to meet everyone else, connect and support each other. It was truly women supporting women - IN ACTION. And it was f*****g powerful. Vegan women are spearheading so much innovation and progress in this movement.

In other news, Vegpal launched our first round of funding last week! We set up a Wefunder: (www.wefunder.com/vegpal) so that we could accept investments of all sizes from our community. We believe that what we are building is going to enhance vegans' lives and empower the vegan movement. And we want to give you, our

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users, the opportunity to invest in vegan technology, and watch that investment grow. 💰

Our high hopes were exceeded when we raised $53,000 within just four days. With the vegan population exploding around the world, this is the right time to invest in vegan technology. If you have not yet invested, I highly encourage you to do so! We also offer special perks for investments of $500 or more such as lifetime free memberships to premium (when it launches)! Don't miss out on this opportunity.

We have some major features in the works, which we can't yet reveal in this email. But I'm so excited to get those rolling out to you ASAP.

Thank you for being a part of this community!

By the way, we noticed that you haven't yet created your profile, which activates your account. There are so many awesome vegans on Vegpal waiting to meet you! Is something holding you back? Let us know how we can support you.

Love,

Dahlia

Founder, Vegpal



Vegpal App

437 Lincoln Ave, PO Box 1437, Saugus, MA 01906



Dahlia Eisenberg (She/Her)
Founder at Vegpal | Entrepeneur
2w • Edited •

Our pre-seed round is launching, and now you have the opportunity to invest in **Vegpal**!

We've also set up a Wefunder campaign, to help make investments more easily. With our new campaign, you have the opportunity to own a piece of **Vegpal**!
We envision a world where the vegan community can easily interact, build supportive networks, and connect. When vegans come together and support each other, that's how we win. And that's what we're building.

You're invited to take part in our mission of uniting the vegan community.

If you have any questions, or if you'd like to meet with me to get more information, don't hesitate to reach out!



Dahlia DE
April 1 at 2:26 PM · 🌐



Want to own a piece of Vegpal?? Now you can 😃

With our new campaign, you have the opportunity to own a piece of Vegpal. You can invest as little as $100, and then BOOM, you're a Vegpal investor!

Here's how it works: When you contribute to the Vegpal campaign on Wefunder, you're guaranteed to own a piece of equity in the form of a SAFE which stands for Simple Agreement for Future Equity, that means that when our company receives a valuation, that will determine the exact amount of ownership that your contribution was worth.

We envision a world where the vegan community can easily interact, build supportive networks, and connect. When vegans come together and support each other, that's how we win. And that's what we hope to build with your help, on Vegpal.

We invite you to take part in our mission to empower the vegan community. Join us, and build the future with us.



April 16 at 2:22 PM ·

Hey everyone!
I built Vegpal, completely self-funded with my own savings, with a goal of helping vegans find friends & community, and empowering the vegan movement overall.
So far, Vegpal is being connecting thousands of vegans around the world, completely free of charge to the users.

We have some big plans to build more features and scale the company, and I'd love your support in doing so.

If you are using Vegpal and enjoying your experience on the platform , I encourage you to support our mission of uniting and empowering the vegan community, by investing.
This is a chance to support a vegan owned brand, AND invest in one of the fastest growing sectors in the US. You will recieve a future return on your investment.

With the vegan population exploding, and needing a digital platform to call home, this is THE BEST time to invest in the vegan tech space.

And the great part is, you don't have to be a super wealthy investor with thousands of dollars to spare, to invest. We set up a Wefunder campaign to democratize the process of investing, so that anyone can invest in our company with any size investment over $100. As our company scales, so does your investment.

In todays market, making stategic investments is one of the best ways to ensure that your money grows in value over time. This is an opportunity to invest in a mission aligned company.

Thank you so much for supporting my company, and our exciting future. And thank you for believing in me.

Vegpal External Inbox ×





Dahlia Eisenberg <dahlia@vegpal.app>
to luis.jaramillo ▾



Fri, Apr 1, 1:23 PM ☆ ↩ ⋮

Hi <mark>Luis</mark>,

Thank you for taking the time to meet with me today. Im looking forward to telling you more about Vegpal.

Feel free to take a look through the investor deck. I'll also go over it in our meeting.

Here is the link to our meeting today at 4.

Dahlia Eisenberg is inviting you to a scheduled Zoom meeting.

Topic: Dahlia Eisenberg's Zoom Meeting
Time: Apr 1, 2022 04:00 PM Eastern Time (US and Canada)

Join Zoom Meeting



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   